

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

February 26, 2024

VIA ELECTRONIC MAIL

David Hearth
Paul Hastings, LLP
101 California Street,
48th Floor
San Francisco, California 94111

Re: PGIM U.S. Employee Co-Invest, L.P. and PGIM, Inc.;
File No. 812-15521

Dear Mr. Hearth:

By Form APP-WD filed with the Securities and Exchange Commission on February 16, 2024, the above-captioned application, filed under the Investment Company Act of 1940, was requested to be withdrawn. Please be advised that the request for withdrawal has been granted, pursuant to delegated authority.

Sincerely,

/s/ Thomas M. Ahmadifar

Thomas M. Ahmadifar
Branch Chief
Chief Counsel's Office

cc: Michael Schrader, Senior Counsel